Arnall Golden Gregory LLP

FACSIMILE

Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com

To	Company	Fax No.	Phone No.
Mr. William H. Demarest IV	United States Securities and Exchange Commission	(703) 813-6984	

From	Client/Matter Number		Date
Stephen D. Fox	3716-110		December 7, 2010

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Arnall Golden Gregory LLP

Direct phone: 404.873.8528
Direct fax: 404.873.8529
E-mail: stephen.fox@agg.com
www.agg.com

December 7, 2010

VIA FACSIMILE

Mr. Duc Dang
Attorney Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE: Rollins, Inc.
File No. 001-04422
Form 10-K for the year ended December 31, 2009
Proxy Statement on Schedule 14A filed March 16, 2010

Dear Mr. Dang:

As referenced in the response letter filed by Edgar concurrently with the date of this letter, the Company has requested that we provide to you the following supplemental information:

1. With reference to the Company's response to comment 1, the Company proposes to provide disclosures substantially consistent with the following in its future Form 10-K under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Defined benefit pension plan" based on its Form 10-K for the year ended December 31, 2009:

> As set forth in note 12 to the Company's financial statements, included among the asset categories for the plan's investments are real estate and other investments comprised of investments in real estate and hedge funds. These investments are categorized as level 3 investments and are valued using significant non-observable inputs which do not have a readily determinable fair value. In accordance with ASU No. 2009-12 "*Investments In Certain Entities That Calculate Net Asset Value per Share (Or Its Equivalent)*," these investments are valued based on the net asset value per share calculated by the funds in which the plan has invested. These valuations are subject to judgments and assumptions of the funds which may prove to be incorrect, resulting in risks of incorrect valuation of these investments. The Company seeks to mitigate against these risks by evaluating the appropriateness of the funds' judgments and assumptions by reviewing the financial data included in the funds' financial statements for reasonableness.

**Arnall
Golden
Gregory** LLP

Please direct any further comments or questions to me at (404) 873-8528.

Sincerely,
ARNALL GOLDEN GREGORY LLP

Stephen D. Fox

cc: Mr. Harry J. Cynkus